August 20, 2010

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2010 AND JUNE 30, 2010
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 29, 2010
PROSPECTUS SUPPLEMENT FILED ON MAY 20, 2009
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated August 12, 2010, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 26, 2010, the Forms 10-Q for the periods ended March 31, 2010, and June 30, 2010 of the Company filed with the SEC on May 4, 2010 and August 2, 2010, respectively, the definitive proxy statement on Schedule 14A filed with the SEC on March 29, 2010, and the prospectus supplement filed with the SEC on May 20, 2009.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the above filings. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 20, 2010
Mr. Decker
Page

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financia1 Condition and Results of Operations

Assets Under Management, page 28

AUM by Channe1, page 29

1.
We have read your responses to comments four and five from our letter dated June 11, 2010. Notwithstanding the fact that you are not a party to your investors’ asset allocation decisions or decision-making process, we would expect you to have some insight regarding the conditions of the financial market and your underlying product and services such that you can analyze and discuss the underlying drivers of cash inflows and outflows of your AUM. Please provide a more robust discussion of the underlying reasons for changes in components of cash flows, market gain and losses/reinvestment and foreign currency translation by total AUM and AUM by channel. Please show us your proposed disclosures.

Response to Comment 1

The Company respectfully refers the Staff to its Form 10-Q for the three and six months ended June 30, 2010, filed with the Commission on August 2, 2010 (the “2nd Quarter 10-Q”), in which the Company provided more robust AUM disclosures on pages 48 – 53 and pages 65 - 69.

Results of Operations for the Year Ended December 31 2009, Compared with the Year Ended December 31, 2008, page 31

2.
We have read your response to comment six from our letter dated June 11, 2010. Based on your consideration of comments four and five from our letter dated June 11, 2010, please show us what your proposed disclosure will look like.

Response to Comment 2

The Company respectfully refers the Staff to the 2nd Quarter 10-Q, in which the Company provided more comprehensive income statement variance analysis on pages 54 – 64 and pages 70 - 76.

August 20, 2010
Mr. Decker
Page

Form 10-Q for the Period Ended June 30, 2010

General

3.	Please discuss the above comments in your interim filings as well.

Response to Comment 3

The Company respectfully refers the Staff to its 2nd Quarter 10-Q, in which the Company addressed the above comments.  Future interim filings of the Company will also include consideration of the above comments.

Condensed Consolidated Statement of Changes in Equity, page 6

4.	We have read your response to comment 15 from our letter dated June 11, 2010. Please note that we are still reviewing your response and we may have further comments when we have completed our review.

Response to Comment 4

The Company respectfully notes the Staff’s comment.

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If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours, /s/ Loren M. Starr
Loren M. Starr

cc:           Ernst & Young LLP